Brian Boonstra 303 892 7348 brian.boonstra@dgslaw.com

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  AD Office 4 – Natural Resources

Re:	Ur-Energy Inc.
Registration Statement on Form S-3
Filed January 10, 2014

Ladies and Gentlemen:

I am submitting this letter on behalf of Ur-Energy Inc. (the “Company”) to explain the circumstances regarding the Company’s filing today of a Registration Statement on Form S-3 in order to register for resale a number of common shares held by certain selling shareholders.  Prior to January 1, 2014, the Company qualified as a foreign private issuer.  It ceased to qualify as a foreign private issuer as of January 1, 2014 and for the remainder of the calendar year will file on domestic forms.

In connection with two private placement transactions during 2013, the Company undertook a contractual obligation to file a registration statement under the Securities Act of 1933 in order to register the resale of the shares issued in the private placements as well as shares issuable upon exercise of warrants issued in the private placements.  Pursuant to one of the relevant agreements entered into in connection with the private placements, the registration statement is required to be filed no later than January 10, 2014.

In the Registration Statement on Form S-3 filed today the Company has incorporated by reference its annual report on Form 40-F filed on March 1, 2013.  The Company recognizes that prior to requesting acceleration of effectiveness of the Registration Statement, the Company will need to file an amendment to this Registration Statement in order to instead incorporate its annual report on Form 10-K for the fiscal year ended December 31, 2013.  The Company is an accelerated filer and expects to file its Form 10-K prior to the applicable deadline.  Immediately following the filing of its Form 10-K, the Company intends to file an amendment to the Registration Statement on Form S-3 in order to delete the incorporation by reference of its annual report on Form 40-F and to incorporate its annual report on Form 10-K, as well as to file the necessary auditor and independent engineer consents.

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact the undersigned by phone at 303-892-7348 or via e-mail at brian.boonstra@dgslaw.com

Regards,

/s/ Brian Boonstra
Brian Boonstra
Partner
for
DAVIS GRAHAM & STUBBS LLP

1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303 892 9400 ▪ fax 303 893 1379 ▪ DGSLAW.COM